820-3120

Press Release





DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Tel. +31 (45) 578 2421, Fax +31 (45) 574 0680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

GILDE INVESTMENT MANAGEMENT
P.O. Box 85067, 3508 AB Utrecht, The Netherlands
Tel. +31 (30) 219 2535, Fax +31 (30) 219 2530
Internet: www.gilde.nl
E-mail : info@gilde.nl



12E

Heerlen / Utrecht, 13 April 2005

DSM sells bakery ingredients business to Gilde

DSM and Gilde Investment Management (Gilde) today announce the in-principle agreement on the sale of DSM's bakery ingredients business to Gilde. The transaction will include all activities of the business group DSM Bakery Ingredients, with the exception of the business unit Baking Enzymes, which was transferred to DSM Food Specialties in 2004, and DSM Bakery Ingredients' stake in a joint venture in South Africa (Rymco). The transaction will take the form of a share deal.

On a cash- and debt free basis the transaction price for the bakery ingredients activities to be sold amounts to EUR 197.5 million. The transaction price equals an EBITDA multiple of 8.

Already for some years DSM has increased the focus of its food ingredients strategy on products that provide other functionalities (e.g. health enhancing, adding nutritional value) than those provided by DSM Bakery Ingredients. This is demonstrated by the acquisition in 2003 of DSM Nutritional Products and the new products developed by DSM Food Specialties. These trends limit the operational and technological synergies between DSM Bakery Ingredients and the core of DSM's food and nutrition businesses. At the same time the business characteristics of the markets in which DSM Bakery Ingredients operates are changing in terms of market growth potential and competitive intensity. In view of this, DSM announced early in Q3 2004 that it would carry out a strategic study to investigate the various business scenarios and strategic options for this business. The study concluded that divestment of the business could be the best option to allow the bakery ingredients business to grow and develop itself further.

Gilde welcomes DSM Bakery Ingredients into its organization. With leading market positions across Europe and South America the company is an excellent addition to Gilde's portfolio of regional market leaders with stable revenues and solid market shares. DSM Bakery Ingredients has succeeded in creating an organization which is both sensitive and responsive to the challenges of their market, supported by superior product innovation and evidenced by longstanding client relationships. Gilde is impressed with the achievements of DSM Bakery Ingredients to date and is committed to supporting the company to further gain in strength as a leading, independent player on the global yeast and bread improvers market.

DSM and Gilde expect to close the transaction in the course of Q3 2005, subject to certain standard regulatory approvals. Today, the transaction will be submitted for advice to DSM's central works council and for consultation to the applicable trade unions, according to standard legal procedures. JPMorgan acted as exclusive financial advisor to DSM. Lehman Brothers acted as exclusive financial advisor to Gilde.

DSM Bakery Ingredients
DSM Bakery Ingredients is the world's no. 3 manufacturer and seller of yeast (fresh, dry and other yeast) and bread improvers, mainly in Europe and South America. Well-known brands include Fermipan® (instant dry yeast) and La Parisienne®, Lefersa® and Koningsgist® (fresh yeast). In 2004, net sales of the activities in scope of the transaction amounted to around EUR 350 million. DSM Bakery Ingredients has production facilities worldwide, with major facilities in the Netherlands (Delft, Dordrecht), Germany (Uniferm joint venture in Werne and Monheim), Italy (Casteggio), Chile (Santiago) and the United Kingdom (Felixstowe).The group employs approximately 1,300 people.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

Gilde
With offices in Utrecht (The Netherlands), Paris (France) and Zürich (Switzerland), Gilde has invested in more than 150 companies since its establishment in 1982. Gilde is a leading European private equity investor with a global network and investment funds in excess of EUR 1.5 billion. Gilde works with specialized investment funds for management buy-outs and for venture capital in life sciences.

The investment in DSM Bakery Ingredients will be placed in Gilde Buy-Out Fund II. This EUR 530 million fund is oriented to buy-out transactions on the European mainland. Recent Gilde Buy-Out Fund transactions include Betafence (formerly Bekaert Fencing), Inversco, Norit and Drie Mollen.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Gilde Investment Management
Boudewijn Molenaar
tel. +31 (0) 30 219 2522
fax +31 (0) 30 219 2530
e-mail info@gilde.nl

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and Gilde management and information currently available to the companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Gilde do not guarantee that their expectations will be realized. Furthermore, DSM and Gilde have no obligation to update the statements contained in this press release.